Universal Select Annuity
ISSUED BY
BRIGHTHOUSE LIFE INSURANCE COMPANY
and
Brighthouse Separate Account Eleven for Variable Annuities
Disclosure Notice
April 28, 2025
A Flexible Premium Variable Annuity Contract
This Disclosure Notice provides certain updated information about your Universal Select Annuity Annuity Contract (the “Contract or “contract), a flexible premium variable annuity contract issued by Brighthouse Life Insurance Company (the ”Company,” or “we,” “us,” or “our”). We no longer actively offer the Contracts to new purchasers, but we continue to accept new Participants under existing Contracts previously issued to Plans.
Updated Financial Statements for the Company and Brighthouse Separate Account Eleven for Variable Annuities (the “Separate Account”) are available free of charge at https://dfinview.com/BHF/PUFT/BHF119. The Contract prospectus, dated May 1, 2010, as supplemented, is available and contains more information about the Contract including its features, benefits, and risks. You can also obtain this information at no cost by calling (833) 208-3018 or by sending an email request to rcg@brighthousefinancial.com.
Additional general information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The Securities and Exchange Commission has not approved or disapproved these securities or the adequacy of this Disclosure Notice. Any representation to the contrary is a criminal offense.

Glossary

Accumulation Period — the period before the commencement of Annuity payments.
Annuity — payment of income in the form of a series of periodic payments (i) for life; (ii) for life with a minimum number of payments; (iii) on a joint life basis; or (iv) for a fixed period.
Annuity Period — the period following commencement of Annuity payments.
Contract — for convenience, means the Contract or Certificate (i.e., the document issued to Participants under a master group Contract). Any reference to the Contract includes the underlying Certificate unless the context provides otherwise.
Contract Owner — the person named in the Contract (on the specifications page). For certain group Contracts , the Contract Owner is the trustee or other entity which owns the Contract .
Fixed Account — an account that consists of all of the assets under the Contract other than those in the Separate Account. The Fixed Account investment option is described in the prospectus for the Contract . Monitored Portfolios. Certain Underlying Funds on which we monitor transfer activity. We may change the Monitored Portfolios at any time without notice in our sole discretion.
Participant —  an individual participating under a group Contract or an eligible person who is a member in the Plan.
Plan  — for a group Contract, the plan or the arrangement used in a retirement plan or program whereby Purchase Payments and any gains are intended to qualify under Section 401, 403, or 457 of the Internal Revenue Code.
Purchase Payments — the premium payment(s) applied to the Contract.
Separate Account — a segregated account, the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.
Underlying Fund — a portfolio of an open-end management investment company in which You may invest through the Separate Account. May also be referred to as Portfolio Company.
You, Your — “You,” depending on the context, may be the Certificate holder, the Participant or the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust, or a Plan (or the employer purchaser who has purchased the Contract on behalf of the Plan).
Updated Information You Should Consider About the Contract

There have been no changes to the Contract to report in this section since the Disclosure Notice dated April 29, 2024.
Transfers
Monitored Portfolios. Under “Transfers – Market Timing/Excessive Trading,” we monitor transfer activity in the following “Monitored Portfolios” for purposes of imposing our restrictions on frequent transfers:
BlackRock High Yield Portfolio
Brighthouse Small Cap Value Portfolio
CBRE Global Real Estate Portfolio
ClearBridge Variable Small Cap Growth Portfolio
Franklin Small-Mid Cap Growth VIP Fund
Harris Oakmark International Portfolio
Invesco Global Equity Portfolio
Invesco Small Cap Growth Portfolio
Janus Henderson Overseas Portfolio
JPMorgan Small Cap Value Portfolio
Loomis Sayles Global Allocation Portfolio
MetLife MSCI EAFE® Index Portfolio
MetLife Russell 2000® Index Portfolio

Neuberger Berman Genesis Portfolio
T. Rowe Price Small Cap Growth Portfolio
Templeton Developing Markets VIP Fund
Templeton Foreign VIP Fund
Western Asset Management Strategic Bond Opportunities Portfolio

Important Information You Should Consider About the Contract

	Fees and Expenses	Location in Prospectus
Charges for Early Withdrawals
If You withdraw money during the first 5 years following a Purchase
Payment, You may be assessed a withdrawal charge of 5%, as a percentage of the Purchase Payment withdrawn.
For example, if You make an early withdrawal, You could pay a withdrawal charge of up to $5,000 on a $100,000 investment.
Fee Table and Examples Charges and Deductions – Withdrawal Charge
Transaction Charges
In addition to charges for early withdrawals, You may also be charged for other transactions. There may be taxes on Purchase Payments.
Transfer Fee. Currently, We do not charge for transfers. However, We reserve the right to charge for transfers after the first 12 transfers per year.
Fee Table and Examples Charges and Deductions

	Fees and Expenses			Location in Prospectus
Ongoing Fees and Expenses (annual charges)
The table below describes the fees and expenses that You may pay each year, depending on the options You choose. Please refer to Your Contract specifications page for information about the specific fees You will pay each year based on the options You have elected.
Fee Table and Examples Charges and Deductions Appendix A: Underlying Funds Available Under the Contract (located in this Disclosure Notice)
	Annual Fee	Minimum	Maximum
	Base Contract[1]	1.35%	1.35%
	Investment Options (Portfolio Company fees and expenses)[2]	0.28%	1.37%
	Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.40%[3]	1.00%[4]
1 As a percentage of average net assets of the Separate Account. The charge shown also includes the Administrative Expense.
2 As a percentage of Underlying Fund assets before temporary expense reimbursements and/or fee waivers.
3 As a percentage of average daily net assets of the Separate Account. This charge is the current charge for the least expensive optional benefit.
4 As a percentage of average daily net assets of the Separate Account. This charge is the current charge for the most expensive optional benefit.

Because Your Contract is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your
Contract , the following table shows the lowest and highest cost You could pay each year, based on current charges. This estimate assumes that You do not take withdrawals from the Contract, which could add withdrawal charges that substantially increase costs.

	Lowest Annual Cost $1,434	Highest Annual Cost $3,061
	Assumes:	Assumes:
	●Investment of $100,000 ●5% annual appreciation ●Least expensive Portfolio Company fees and expenses ●No sales charges ●No additional Purchase Payments, transfers, or withdrawals	●Investment of $100,000 ●5% annual appreciation ●Most expensive Portfolio Company fees and expenses ●No sales charges ●No additional Purchase Payments, transfers, or withdrawals

	Risks	Location in Prospectus
Risk of Loss	You can lose money by investing in this Contract including loss of principal.	The Annuity Contract
Not a Short-Term Investment
This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash.
Withdrawal charges may apply for the first 5 years following a Purchase
Payment . Withdrawal charges will reduce the value of Your Contract if You withdraw money during that time period.
The benefits of tax deferral also mean the Contract is more beneficial to investors with a long time horizon.
The Annuity Contract
Risks Associated with Investment Options
●An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract.
●Each investment option, including the Fixed Account, has its own unique risks.
●You should review the prospectuses for the available Underlying Funds and the prospectus disclosure concerning the Fixed Account before making an investment decision.
The Annuity Contract
Insurance Company Risks
An investment in the Contract is subject to the risks related to Us. Any obligations (including under the Fixed Account) and guarantees and benefits of the Contract that exceed the assets of the Separate Account are subject to Our claims-paying ability. If We experience financial distress, We may not be able to meet Our obligations to You. More information about
Brighthouse Life Insurance Company, including Our financial strength ratings, is available by contacting Us at 888-243-1968.
The Annuity Contract
Restrictions
Investments
●Currently, We allow unlimited transfers without charge among investment options during the Accumulation Period. However, We reserve the right to impose a charge for transfers in excess of 12 per year.
●We reserve the right to limit the number of transfers in circumstances of frequent or large transfers. At a minimum, We would always allow one transfer every six months.
●Transfers to and from the Fixed Account are subject to special limitations.
●We reserve the right to remove or substitute the Underlying Funds that are available as investment options under the Contract.
●If You participate through a retirement Plan, your Plan may limit your
Funding Options .
Transfers
Optional Benefits
●We offer a Guaranteed Minimum Withdrawal Benefit rider (“GMWB
Rider”) for an additional charge. The GMWB Rider guarantees a return of
Your Purchase Payment regardless of market conditions if You do not withdraw more than a certain amount per year. Once You elect this benefit, You cannot cancel it. You may elect the benefit at the time You purchase Your Contract, or You may elect to add the benefit to Your
Contract at any time after Your Contract Date.
●You may only elect this benefit if You are age 55 or older.
●GMWB will automatically terminate upon annuitization or if You assign
Your Contract to a different Contract Owner.
Access to Your Money

	Taxes	Location in Prospectus
Tax Implications
●Consult with a tax professional to determine the tax implications of an investment in and payments received under this Contract.
●If You purchase the Contract through a tax-qualified plan or individual retirement account, You do not get any additional tax benefit.
●You will generally not be taxed on increases in the value of the Contract until they are withdrawn. Withdrawals will be subject to ordinary income tax, and may be subject to tax penalties if You take a withdrawal before age 59 ½.
Federal Tax Considerations
Conflicts of Interest
Investment Professional Compensation
Investment professionals may receive compensation for selling this Contract in the form of commissions, additional cash benefits (e.g., bonuses), and non-cash compensation. This conflict of interest may influence an investment professional to recommend this Contract over another investment for which the investment professional is not compensated or compensated less.
Other Information – Distribution of the Contracts
Exchanges
If You already own an insurance Contract, some investment professionals may have a financial incentive to offer You a new Contract in place of the one You own. You should only exchange a Contract you already own if You determine, after comparing the features, fees, and risks of both Contract, that it is better for You to purchase the new Contract rather than continue to own Your existing Contract.
Summary: Can I exchange my current Annuity contract for this Contract?

Appendix A

Underlying Funds Available Under the Contract
The following is a list of Underlying Funds under the Contract. More information about the Underlying Funds is available in the prospectuses for the Underlying Funds, which may be amended from time to time and can be found online at https://dfinview.com/BHF/PUFT/BHF119. You can also request this information at no cost by calling (833) 208-3018 or sending an email request to rcg@brighthousefinancial.com.
The current expenses and performance information below reflects fees and expenses of the Underlying Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Underlying Fund’s past performance is not necessarily an indication of future performance.
Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks to maximize total return, consistent with income generation and prudent investment management.	BlackRock High Yield Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Financial Management, Inc.	0.63%	8.42%	4.67%	5.28%
Seeks growth of capital.	Brighthouse Asset Allocation 100 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.98%	13.39%	8.97%	8.74%
Seeks long-term capital appreciation.	Brighthouse Small Cap Value Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Allspring Global Investments, LLC	1.08%	8.10%	7.00%	7.82%
Seeks long-term capital appreciation.	Brighthouse/Wellington Large Cap Research Portfolio — Class E# Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.69%	21.51%	13.34%	12.29%
Seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.	CBRE Global Real Estate Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: CBRE Investment Management Listed Real Assets LLC	0.65%	0.66%	1.87%	3.38%
Seeks long-term capital appreciation.	Harris Oakmark International Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Harris Associates L.P.	0.72%	-4.73%	1.84%	3.53%
Seeks capital growth and income.	Invesco Comstock Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.82%	14.73%	11.42%	9.39%
Seeks capital appreciation.	Invesco Global Equity Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.58%	16.42%	9.71%	10.10%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital.	Invesco Small Cap Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.82%	16.59%	7.46%	8.47%
Seeks long-term capital growth.	JPMorgan Small Cap Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: J.P. Morgan Investment Management Inc.	0.77%	9.20%	8.70%	7.00%
Seeks high total investment return through a combination of capital appreciation and income.	Loomis Sayles Global Allocation Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	0.79%	12.51%	6.92%	8.33%
Seeks long-term growth of capital.	Loomis Sayles Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	0.55%	34.47%	18.33%	12.15%
Seeks maximum real return, consistent with preservation of capital and prudent investment management.	PIMCO Inflation Protected Bond Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	0.81%	2.53%	2.12%	2.26%
Seeks maximum total return, consistent with the preservation of capital and prudent investment management.	PIMCO Total Return Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	0.84%	2.43%	-0.14%	1.43%
Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.	T. Rowe Price Large Cap Value Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.78%	11.11%	8.41%	8.45%
Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.	T. Rowe Price Large Cap Value Portfolio — Class E†† Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.68%	11.18%	8.52%	8.55%
Seeks a competitive total return primarily from investing in fixed-income securities.	BlackRock Bond Income Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.39%	1.51%	-0.05%	1.66%
Seeks long-term growth of capital.	BlackRock Capital Appreciation Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.56%	31.99%	16.00%	15.07%
Seeks a high level of current income consistent with prudent investment risk and preservation of capital.	BlackRock Ultra-Short Term Bond Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.37%	5.11%	2.34%	1.68%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks a high level of current income, with growth of capital as a secondary objective.	Brighthouse Asset Allocation 20 Portfolio — Class B#‡ Brighthouse Investment Advisers, LLC	0.91%	3.85%	2.11%	2.99%
Seeks high total return in the form of income and growth of capital, with a greater emphasis on income.	Brighthouse Asset Allocation 40 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.90%	5.83%	3.75%	4.43%
Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.	Brighthouse Asset Allocation 60 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.91%	7.96%	5.57%	5.96%
Seeks growth of capital.	Brighthouse Asset Allocation 80 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.94%	10.80%	7.35%	7.46%
Seeks long-term capital appreciation with some current income.	Brighthouse/Wellington Balanced Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.52%	13.86%	8.40%	8.39%
Seeks to provide a growing stream of income over time and, secondarily, long-term capital appreciation and current income.	Brighthouse/Wellington Core Equity Opportunities Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.62%	8.61%	8.97%	10.16%
Seeks maximum capital appreciation.	Frontier Mid Cap Growth Portfolio — Class D# Brighthouse Investment Advisers, LLC Subadviser: Frontier Capital Management Company, LLC	0.79%	17.64%	8.45%	9.80%
Seeks long-term growth of capital.	Jennison Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Jennison Associates LLC	0.54%	30.28%	17.53%	16.37%
Seeks to track the performance of the Bloomberg U.S. Aggregate Bond Index.	MetLife Aggregate Bond Index Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.27%	0.89%	-0.61%	1.09%
Seeks to track the performance of the MSCI EAFE® Index.	MetLife MSCI EAFE® Index Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.38%	3.32%	4.47%	5.04%
Seeks to track the performance of the Russell 2000® Index.	MetLife Russell 2000® Index Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.31%	11.29%	7.27%	7.78%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks to track the performance of the Standard & Poor’s 500® Composite Stock Price Index.	MetLife Stock Index Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.26%	24.67%	14.23%	12.82%
Seeks a favorable total return through investment in a diversified portfolio.	MFS® Total Return Portfolio — Class F# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.82%	7.57%	5.94%	6.29%
Seeks capital appreciation.	MFS® Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.58%	11.91%	8.23%	8.89%
Seeks high total return, consisting principally of capital appreciation.	Neuberger Berman Genesis Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Neuberger Berman Investment Advisers LLC	0.81%	9.10%	8.58%	9.70%
Seeks long-term growth of capital.	T. Rowe Price Large Cap Growth Portfolio — Class B#† Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.81%	29.98%	13.12%	13.61%
Seeks long-term capital growth.	T. Rowe Price Small Cap Growth Portfolio — Class B Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.76%	13.20%	8.05%	9.82%
Seeks to maximize total return consistent with preservation of capital.	Western Asset Management Strategic Bond Opportunities Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.56%	4.88%	1.01%	2.95%
Seeks to maximize total return consistent with preservation of capital and maintenance of liquidity.	Western Asset Management U.S. Government Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.50%	2.34%	0.24%	1.19%
Seeks long-term capital appreciation.	Contrafund® Portfolio — Service Class 2 Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.81%	33.45%	16.74%	13.33%
Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	Equity-Income Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.47%	15.35%	10.08%	9.21%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital.	Mid Cap Portfolio — Service Class 2 Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.82%	17.18%	11.06%	8.94%
Seeks long-term capital growth.	Franklin Small-Mid Cap Growth VIP Fund — Class 2#† Franklin Advisers, Inc.	1.08%	11.04%	9.75%	9.32%
Seeks long-term capital appreciation.	Templeton Developing Markets VIP Fund — Class 2# Templeton Asset Management Ltd. Subadviser: Franklin Templeton Investment Management Limited	1.36%	7.67%	0.88%	3.98%
Seeks long-term capital growth.	Templeton Foreign VIP Fund — Class 2# Templeton Investment Counsel, LLC	1.06%	-1.00%	2.60%	2.38%
Seeks long-term growth of capital.	Janus Henderson Overseas Portfolio — Service Shares Janus Henderson Investors US LLC	1.13%	5.58%	6.95%	5.29%
Seeks long-term capital appreciation.	ClearBridge Variable Appreciation Portfolio — Class I Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.70%	22.65%	12.78%	11.99%
Seeks capital appreciation.	ClearBridge Variable Growth Portfolio — Class I^ Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.87%	12.80%	6.10%	5.95%
Seeks long-term growth of capital.	ClearBridge Variable Large Cap Growth Portfolio — Class I Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.74%	27.89%	14.75%	14.58%
Seeks long-term growth of capital as its primary objective. Current income is a secondary objective.	ClearBridge Variable Large Cap Value Portfolio — Class I Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.72%	8.08%	9.11%	8.63%
Seeks long-term growth of capital.	ClearBridge Variable Small Cap Growth Portfolio — Class I Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.80%	4.50%	5.39%	7.93%
#
Certain Underlying Funds and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Underlying Funds' prospectuses for additional information regarding these arrangements.
‡
This Underlying Fund is a fund of funds and invests substantially all of its assets in other underlying funds. Because the Underlying Fund invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.
†
Not available under all Contracts. Availability depends on Contract issue date.
††
Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.

THIS PAGE INTENTIONALLY LEFT BLANK.

THIS PAGE INTENTIONALLY LEFT BLANK.

The prospectus, as supplemented and statement of additional information ("SAI") dated May 1, 2010 include additional information. The prospectus, as supplemented and SAI are available, without charge, upon request. For a free copy, call us at (833) 208-3018 or send an email request to rcg@brighthousefinancial.com. You can also access other information about the Contract online at https://dfinview.com/BHF/PUFT/BHF119.
Reports and other information about the Separate Account are available on the SEC’s website at http://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

The Financial Industry Regulatory Authority (“FINRA”) provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.
We are not a fiduciary and do not give advice or make recommendations regarding insurance or investment products. Ask your financial representative for guidance regarding any requests or elections and for information about your particular investment needs. Please bear in mind that your financial representative, or any financial firm or financial professional you consult to provide advice, is acting on your behalf. We are not a party to any agreement between you and your financial professional. We do not recommend and are not responsible for any securities transactions or investment strategies involving securities (including account recommendations).
EDGAR Contract Identifier No. is C000068745